UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Celator Pharmaceuticals, Inc.

(Name of Subject Company)

Plex Merger Sub, Inc.

(Name of Offeror)

An Indirect Wholly-Owned Subsidiary of

Jazz Pharmaceuticals Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Barbara Borden

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,525,877,169.75	$153,655.83

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 42,966,043 outstanding shares of common stock of Celator Pharmaceuticals, Inc. (“Celator”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $30.25 per Share, (ii) 5,395,386 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $30.25 per Share, multiplied by $27.78, which is the offer price of $30.25 per Share minus the weighted average exercise price for such options of $2.47 per Share, (iii) 2,871,632 Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $30.25 per Share, multiplied by $26.56, which is the offer price of $30.25 per Share minus the weighted average exercise price for such warrants of $3.69 per Share. The calculation of the filing fee is based on information provided by Celator as of June 7, 2016.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Plex Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Jazz Pharmaceuticals plc, a public limited company organized under the laws of Ireland (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Celator Pharmaceuticals, Inc., a Delaware corporation (“Celator”), at $30.25 net to the seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Celator Pharmaceuticals, Inc. Celator Pharmaceuticals, Inc.’s principal executive offices are located at 200 PrincetonSouth Corporate Center, Ewing, New Jersey 08628. Its telephone number at such address is (609) 243-0123.

(b) The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The Shares are traded on The NASDAQ Capital Market under the symbol “CPXX.” The information set forth in Section 6 – “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by (i) Parent and (ii) Purchaser. The information set forth in Section 8 – “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 – “Terms of the Offer”

Section 2 – “Acceptance for Payment and Payment for Shares”

Section 3 – “Procedures for Tendering Shares”

Section 4 – “Withdrawal Rights”

Section 5 – “Certain Material U.S. Federal Income Tax Considerations”

Section 13 – “Certain Other Effects”

Section 15 – “Conditions of the Offer”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(iii) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 – “Terms of the Offer”

Section 5 – “Certain Material U.S. Federal Income Tax Considerations”

Section 10 – “Background of the Offer; Contacts with Celator”

Section 11 – “The Transaction Documents”

Section 12 – “Purpose of the Offer and Plans for Celator”

Section 13 – “Certain Other Effects”

Subsections (a)(2)(iv), (v) and (vi) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8 – “Certain Information Concerning Purchaser and Parent”

Section 10 – “Background of the Offer; Contacts with Celator”

Section 11 – “The Transaction Documents”

Section 12 – “Purpose of the Offer and Plans for Celator”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) and (c)(5) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6 – “Price Range of Shares; Dividends”

Section 11 – “The Transaction Documents”

Section 12 – “Purpose of the Offer and Plans for Celator”

Section 13 – “Certain Other Effects”

Section 14 – “Dividends and Distributions”

Subsection (c)(2), (c)(3) and (c)(4) are not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 – “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 – “Certain Information Concerning Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Section 17 – “Fees and Expenses” of the Offer to Purchase is incorporated by reference in this Schedule TO.

Item 10. Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011(a) and (c)

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Celator or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in Section 13 – “Certain Other Effects” and Section 16 – “Certain Legal Matters; Regulatory Approvals.”

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of June 10, 2016

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on June 10, 2016

(a)(5)(i)	Press Release issued by Parent, dated May 31, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent on May 31, 2016)

(b)(1)	Credit Agreement, dated as of June 18, 2015, among Parent, Jazz Securities Limited, Jazz Pharmaceuticals, Inc., Jazz Financing I Limited, Jazz Pharmaceuticals Ireland Limited, the lenders party thereto and Bank of America, N.A., as Collateral Agent, Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 18, 2015)

Exhibit No.	Description
(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 27, 2016, among Celator, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K filed by Parent on May 31, 2016)

(d)(2)	Form of Tender and Support Agreement, dated as of May 27, 2016, among Parent, Purchaser and certain stockholders of Celator (incorporated by reference to the Current Report on Form 8-K filed by Parent on May 31, 2016)

(d)(3)	Confidential Disclosure Agreement, dated December 22, 2014, by and between Parent and Celator

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2016

Plex Merger Sub, Inc.

By:	/s/ Matthew P. Young
	Name:	Matthew P. Young
	Title:	Treasurer

Jazz Pharmaceuticals plc

By:	/s/ Matthew P. Young
	Name:	Matthew P. Young
	Title:	Executive Vice President, Chief Financial Officer